Exhibit 2.1

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (“Agreement”) is made as of October 2, 2014, by and between Baystreet.ca Media Corp., a British Columbia company (“Seller”), Aaron Bodnar, an individual (“Stockholder”) and Issuer Direct Corporation, a Delaware corporation (“Buyer”).

BACKGROUD

A. The parties desire to effect the transfer to Buyer of certain assets relating to the Business (as defined below) owned by Seller for various consideration.

B. Stockholder owns all of the issued and outstanding equity of Seller and Stockholder acknowledges that the sale of the Assets (as defined below) will result in substantial economic benefit to Stockholder and, as a condition to the willingness of Buyer to enter into this Agreement, Stockholder is entering into and agreeing to be bound by the terms of this Agreement and the other documents he is party thereto as provided herein

C. The purpose of this Agreement is to set forth the definitive terms upon which such transfer will take place.

AGREEMENTS

In consideration of the above recitals and the mutual agreements stated in this Agreement, the parties agree as follows:

1.	Definitions.

The following capitalized terms, when used in this Agreement, will have the meanings set forth below:

1.1 Affiliate means with respect to any Person, any other Person controlling, controlled by or under common control with such Person, with “control” for such purpose meaning the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or voting interests, by contract or otherwise.

1.2 Assets means certain properties, privileges, rights, interests and claims, real and personal, tangible and intangible, of every type and description that are owned, leased or otherwise held by Seller, or are hereafter acquired by Seller prior to the Closing Date, and used in the Business, including without limitation, other Intellectual Property, Software, Intangibles, Contracts, and Books and Records, as more particularly described in Schedule 1.2, but excluding any Excluded Assets.

1.3 Books and Records means all corporate, financial and tax records of Seller relating to the Assets; provided, however, Books and Records shall not include any communications or documents between Seller and Stockholder and its legal advisor in connection with the negotiation of this Agreement and the transactions contemplated thereby.

1.4 Business means the business corporate news and content distribution and dissemination operated under the trade name “Accesswire”.

1.5 Business Day means any day other than Saturday, Sunday or a day on which banking institutions in Morrisville, North Carolina and Victoria, British Columbia are required or authorized to be closed.

1.6 Closing Date means ten (10) Business Days from the date of this Agreement or such other date as Buyer and Seller may mutually agree.

1.7 Contracts means all contracts and agreements to which Seller is a party and which relate to the operation of the Business and which will be assigned or otherwise transferred to Buyer, including, without limitation, Intellectual Property licenses, leases, contracts and agreements with customers, vendors, suppliers and providers of Software and equipment maintenance services, as more particularly described in Schedule 1.7.

1.8 Copyrights means any and all registered and unregistered copyrights in both published and unpublished works and all sui generis rights in data and databases, and all moral rights therein, in each case that are used primarily in the Business.

1.9 Encumbrance means any mortgage, lien, security interest, security agreement, conditional sale or other title retention agreement, pledge, option, right of first refusal, right of first offer, charge, assessment, restriction on transfer or any exception to or defect in title or other ownership interest (including reservations, rights of way, possibilities of reverter, encroachments, easements, rights of entry, restrictive covenants, leases and licenses).

1.10 Excluded Assets means all assets of Seller not listed on Schedule 1.2 including, but not limited to, Seller’s cash accounts and accounts receivables and assets that are not used primarily in the Business.

1.11 Governmental Authority means, as applicable, (a) the United States of America and/or any state, commonwealth, territory or possession of the United States of America and any political subdivision thereof (including counties, municipalities and the like); (b) the government of Canada and/or any province or territory of Canada (including counties, municipalities and the like); or (c) any agency, authority or instrumentality of any of the foregoing, including any court, tribunal, department, bureau, commission or board.

1.12 Intangibles means claims (excluding any claims to the extent that they relate to Excluded Assets), goodwill, if any, and any other intangible asset owned or held by Seller (excluding any intangible asset to the extent it is an Excluded Asset) and primarily used in or related to the Business.

1.13 Intellectual Property means any and all intellectual or industrial property and other proprietary rights that may exist or be created under the laws of any jurisdiction throughout the world, including, without limitation, any and all Marks, any and all Patents, any and all Copyrights, any and all Trade Secrets, any and all licenses of the foregoing property and the foregoing rights, and any and all applications for registration and registrations of the foregoing property and the foregoing rights (whether pending, existing, abandoned or expired); but excluding any Excluded Assets.

1.14 Legal Requirement means any statute, ordinance, code, law, rule, regulation, order or other written requirement, standard or procedure enacted, adopted or applied by any Governmental Authority, including any judgment, decision, permit or decree, or any requirement under any franchise or license.

1.15 Losses means any claims, losses, liabilities, damages (other than and specifically excluding indirect, special, consequential, incidental or punitive damages), Taxes, penalties, costs and expenses (including reasonable attorney’s fees), including interest that may be imposed in connection therewith, reasonable expenses of investigation, reasonable fees and disbursements of counsel and other experts, and settlement costs, in each case, net of insurance proceeds received which reduce such amounts.

1.16 Marks means any and all registered or unregistered trademarks, service marks, trade names and general intangibles of a similar nature (including logos, trade dress, slogans, and product names), and the goodwill associated therewith, and all rights in Internet web sites, Internet domain names, uniform resource locators, and keywords and purchased search terms, in each case that are used primarily in the Business.

1.17 Material Adverse Effect means a material adverse effect on (a) the Assets, operations, financial condition or results of operations of the Assets or (b) the ability of Seller to perform its obligations under this Agreement.

1.18 NYSE MKT means the exchange (as that term is defined in the U.S. Securities Exchange Act of 1934, as amended) operated and controlled, as of the date hereof, by NYSE MKT LLC.

1.19 Patents means any and all patents and patent applications (including originals, divisions, continuations, continuations-in-part, re-examinations, extensions or reissues thereof), and all inventions and discoveries that may be patentable, in each case that are used primarily in the Business.

1.20 Person means any natural person, corporation, partnership, trust, estate of a natural person, unincorporated organization, association, limited liability company, Governmental Authority or other entity.

1.21 Required Consents means all authorizations, actions, approvals and consents required under any Legal Requirement or Contract for Seller to transfer the Assets and the Business to Buyer.

1.22 Schedules mean the schedules of exceptions and disclosure delivered by Seller for the purposes of this Agreement.

1.23 Software means all computer software and subsequent versions and work in process thereof, including all source code, object code, executable code, binary code, objects, comments, screens, user interfaces, report formats, templates, menus, buttons and icons and all files, data, materials, manuals, design notes and other items and documentation related thereto or associated with the foregoing, in each case that are primarily used in the Business.

1.24 Taxes means all taxes of any kind, levies, charges, fees, duties, required deposits and assessments of any kind or nature imposed by any Governmental Authority, including all income, sales, use, ad valorem, value added, net worth, transaction, franchise, severance, net or gross proceeds or profits, withholding, payroll, employment, excise or property Taxes and levies, together with any interest thereon and any penalties, additions to Taxes or additional amounts applicable thereto, including liability as a successor, transferee or affiliate.

1.25 Third Party means any Person other than Seller or Buyer and their respective Affiliates.

1.26 Trade Secrets means all information that derives economic value from not being generally known to other Persons, and any other information that is proprietary or confidential to Seller, including, without limitation, know-how, ideas, processes, documentation, information, data, customer lists, Software and programs (in both object code and source code form), data of any type (in whatever form, including but not limited to computer files), process technology, plans, drawings and blueprints, designs, and specifications, in each case that are primarily used in the Business.

2.	Purchase and Sale of Assets; Assumed Obligations and Liabilities.

2.1 Purchase and Sale of Assets.  Subject to the terms and conditions set forth in this Agreement, at the Closing Time, Seller will sell, convey, assign, transfer and deliver to Buyer, and Buyer will purchase and acquire from Seller, free and clear of all Encumbrances, all of Seller’s right, title and interest in and to the Assets.

2.2 Assumed Obligations and Liabilities.  All obligations and liabilities, contingent, choate or inchoate, fixed or otherwise, arising out of or relating to the Assets or the Business other than the Assumed Obligations and Liabilities will remain and be the obligations and liabilities of Seller.  The following shall constitute Assumed Obligations and Liabilities:

2.2.1 Buyer’s obligation to assume, fulfil and perform the obligations and liabilities under the Contracts as of and from the Closing Date (“Post Closing Service Obligation”); and

2.2.2 Losses arising from the performance or non-performance of any Post Closing Service Obligation.

3.	Consideration.

3.1 Purchase Price.

3.1.1 Buyer will pay to Seller $1,700,000 on the Closing Date (the “Cash Payment”) by wire transfer of immediately available funds pursuant to wire instructions set forth on Schedule 3.1. All wire transfer fees or other transaction fees related to the Cash Payment will be to the account of Buyer and will not be deducted from the Cash Payment;

3.1.2 Buyer will instruct its transfer agent to issue, register in the name of and deliver to Seller on the Closing Date the number of “restricted shares” (as such term is defined in the Securities Act of 1933, as amended) of Buyer’s common stock, par value $0.001 equal to $140,000 divided by the closing price of Buyer’s common stock as quoted on the NYSE MKT on the Closing Date (the “Stock Payment”).  The Stock Payment will be rounded up to the nearest whole share of Buyer’s common stock.  Buyer shall, upon the request of Seller and provided that the applicable hold or restricted period applicable to the Stock Payment has lapsed or passed at the time of the Seller’s request, instruct its transfer agent to remove the restrictive legend with respect to the Stock Payment and do or cause to be done all other things as may be necessary to permit the Stock Payment to be freely tradable shares of the Buyer’s common stock.

4.	Representations and Warranties of Seller.

Except as set forth on the Schedules, Seller and Stockholder, jointly and severally, represent and warrant to Buyer, as of the date of this Agreement and as of the Closing Date, as follows:

4.1 Organization and Qualification.  Seller is a corporation, duly organized, validly existing and in good standing under the laws of the Province of British Columbia and has all requisite corporate power and authority to own, lease and use the Assets as they are currently owned, leased and used and to conduct the Business as it is currently conducted.  Seller is duly qualified to do business and is in good standing under the laws of each jurisdiction in which the character of the properties owned, leased or operated by it or the nature of the activities conducted by it make such qualification necessary, except any jurisdiction where the failure to be so qualified and in good standing would not have a Material Adverse Effect.

4.2 Authority and Validity.  Seller has all requisite power and authority to execute and deliver, to perform its obligations under, and to consummate the transactions contemplated by, this Agreement and all other documents and instruments to be executed and delivered in connection with the transactions contemplated by this Agreement (collectively, the “Transaction Documents”) to which Seller is a party.  The execution and delivery by Seller of, the performance by Seller of its obligations under, and the consummation by Seller of the transactions contemplated by, this Agreement and the Transaction Documents to which Seller is a party, have been duly authorized by all requisite corporate action.  This Agreement is, and when executed and delivered by Seller the Transaction Documents to which Seller is a party will be, the legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms, except insofar as enforceability may be affected by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect affecting creditors’ rights generally, or by principles governing the availability of equitable remedies.

4.3 No Conflict; Required Consents.  All of the Required Consents are disclosed on Schedule 4.3.  Seller’s execution and delivery of, performance under, and consummation of the transactions contemplated by, this Agreement and the Transaction Documents to which Seller is a party do not and will not:  (a) violate any provision of the organizational documents of Seller; (b) violate any material Legal Requirement; (c) require any consent, waiver, approval or authorization of, or any filing of any certificate, application, report or other document with or notice to, any Person or (d) (i) violate, conflict with or constitute a breach of or default under, (ii) permit or result in the termination, suspension or modification of, (iii) result in the acceleration of (or give any Person the right to accelerate) the performance of Seller or any Third Party under, or (iv) result in the creation or imposition of any Encumbrance under, any Contract.

4.4 Assets.  Except as set forth on Schedule 4.4, Seller has good, valid and marketable title to (or, in the case of Assets that are leased, good, valid and marketable leasehold interests in) the Assets.  The Assets are free and clear of all Encumbrances.  The Assets are all the assets necessary to permit Buyer to conduct the Business as the Business is currently being conducted.

4.5 Contracts.  Except as set forth on Schedule 4.5, Seller has no Contracts relating to the Business.  Each Contract set forth on Schedule 4.5 is in full force and effect and constitutes the valid, legal, binding and enforceable obligation of Seller, and, to Seller’s knowledge, of the other parties thereto.  Seller has not, and to Seller’s knowledge no other party thereto has, breached or materially defaulted on, or is in breach or default of, any material terms or conditions of any Contract.

4.6 Compliance with Legal Requirements.  The ownership, leasing and use of the Assets as they are currently owned, leased and used, and the conduct of the Business as it is currently conducted do not violate or infringe in any material respect any Legal Requirements currently in effect.  To Seller’s knowledge no event has occurred, and no condition or circumstance exists, that might (with or without notice or lapse of time) constitute or result directly or indirectly in a violation by Seller of, or a failure on the part of Seller to comply with, any material Legal Requirement relating to the ownership, lease and use of the Assets or the conduct of the Business; and Seller has not received any written notice or other communication from any Governmental Authority or any other Person regarding any actual, alleged, possible or potential violation of, or failure to comply with, any material Legal Requirement relating to the ownership, lease and use of the Assets or the conduct of the Business.

4.7 Intellectual Property.

4.7.1 All Software and any other Seller proprietary product or service developed, manufactured, marketed, licensed or sold by the Seller in the conduct of the Business, or under development by Seller for use in the conduct of the Business, is set forth in Part 1 of Schedule 4.7.

4.7.2 All Patents, Marks, and registered Copyrights that are utilized in any manner in the conduct of the Business, and all applications or registrations for any of the foregoing, are set forth in Part 2 of Schedule 4.7.

4.8 Absence of Certain Changes.  Since June 30, 2014, (a) there has been no Material Adverse Effect and to Seller’s knowledge no events or circumstances have occurred which would reasonably be expected to have a Material Adverse Effect; (b) Seller has operated the Business only in the ordinary course; (c) there has been no sale, assignment, transfer or Encumbrance of any Assets, or, to Seller’s knowledge, any theft, damage, removal of property, destruction, casualty loss or other diminution in value of the Assets that would reasonably be expected to have a Material Adverse Effect; and (d) Seller has not agreed, committed or offered (in writing or otherwise) to take any of the actions referred to in clause (c) above.

4.9 Legal Proceedings.  There is no judgment or order outstanding, or any action, suit, complaint, proceeding or investigation by or before any Governmental Authority or any arbitrator pending, or to Seller’s knowledge, threatened, involving or affecting all or any part of the Business or the Assets or which, if adversely determined, would delay, restrain or enjoin the consummation of the transactions contemplated by this Agreement or declare unlawful the transactions or events contemplated by this Agreement or cause any of such transactions to be rescinded.  To Seller’s knowledge, no event has occurred, and no claim or dispute exists, that could reasonably be expected to give rise to or serve as a basis for the commencement of any such proceeding.  There is no order of any Governmental Authority to which any of the Assets is subject.

4.10 Tax Matters.  Seller has duly and timely filed all federal, provincial, state, local and foreign Tax returns and other Tax reports required to be filed by Seller, and has timely paid all Taxes which have become due and payable.  Such Tax returns and other Tax reports were complete and correct in all respects when filed.  Seller currently is not the beneficiary of any extension of time within which to file any Tax return or other Tax report.  Seller has received no notice of, nor does Seller have any knowledge of, any deficiency, assessment, audit, dispute or claim or proposed deficiency, assessment audit, dispute or claim from any Governmental Authority which could affect or result in the imposition of an Encumbrance upon the Assets.

4.11 Finders and Brokers.  Seller has not employed any financial advisor, broker or finder or incurred any liability for any financial advisory, brokerage, finder’s or similar fee or commission in connection with the transactions contemplated by this Agreement for which Buyer could be liable.

4.12 Full Disclosure.  This Agreement and the Schedules hereto, when read together, do not (i) contain any representation, warranty or statement that (in light of the circumstances in which such representation, warranty or statement is made) is misleading with respect to any material fact, or (ii) omit to state any material fact necessary in order to make the representations, warranties and statements contained and to be contained herein and therein (in the light of the circumstances under which such representations, warranties and statements were made) not false or misleading.

5.	Buyer’s Representations and Warranties.

Buyer represents and warrants to Seller, as of the date of this Agreement and as of the Closing Date, as follows:

5.1 Organization and Qualification.  Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  Buyer is duly qualified to do business and is in good standing under the laws of each jurisdiction in which the character of the properties owned, leased or operated by it or the nature of the activities conducted by it makes such qualification necessary, except any such jurisdiction where the failure to be so qualified and in good standing would not have a material adverse effect on the ability of Buyer to perform its obligations under this Agreement.

5.2 Reporting Issuer and Listing Status.  Buyer is a reporting issuer and the shares of its common stock are (a) registered under section 12 of the U.S. Securities and Exchange Act 1934, as amended and (b) listed on the NYSE MKT under the symbol ISDR.  Buyer is not in default, nor is Buyer aware of any facts or circumstances that individually or in the aggregate could be reasonably expected to result in a default, under any of the requirements or rules of the NYSE MKT that are applicable to Buyer and/or its common stock. Buyer has not received any notice from the NYSE MKT or any of its affiliates that the listing of the Buyer’s common stock on NYSE MKT is under review for non-compliance or at risk of being suspended, cease-traded, delisted or demoted to a lesser exchange. The shares of Buyer’s common stock that comprise the Stock Payment will, when issued, be subject to the conditions of Rule 144 as promulgated under the Securities Act of 1933, as amended.

5.3 Authority and Validity.  Buyer has all requisite power and authority to execute and deliver, to perform its obligations under, and to consummate the transactions contemplated by, this Agreement and the Transaction Documents to which Buyer is a party.  The execution and delivery by Buyer of, the performance by Buyer of its obligations under, and the consummation by Buyer of the transactions contemplated by, this Agreement and the Transaction Documents to which Buyer is a party (including but not limited to the issuance of the Stock Payment to Seller), have been duly authorized by all requisite corporate action. This Agreement is, and when executed and delivered by Buyer, the Transaction Documents to which Buyer is a party will be, the valid and binding obligations of Buyer, enforceable in accordance with their respective terms, except insofar as enforceability may be limited or affected by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect affecting creditors’ rights generally or by principles governing the availability of equitable remedies. When issued, the common stock of Buyer comprising the Stock Payment will be fully paid and non-assessable shares of common stock of the Buyer.

5.4 No Conflicts; Required Consents.  The execution and delivery by Buyer, the performance of Buyer under, and the consummation by Buyer of the transactions contemplated by, this Agreement and the Transaction Documents to which Buyer is a party do not and will not:  (a) violate any provision of the organizational documents of Buyer; (b) violate any material Legal Requirement or any rule of NYSE MKT; or (c) require any consent, waiver, approval or authorization of, or any filing with or notice to, any Person. Buyer is a WTO Investor within the meaning of the Investment Canada Act (Canada).

5.5 Finders and Brokers.  Buyer has not employed any financial advisor, broker or finder or incurred any liability for any financial advisory, brokerage, finder’s or similar fee or commission in connection with the transactions contemplated by this Agreement for which Seller could be liable.

6.	Closing

6.1 Time and Place of the Closing.  The closing will be held at 1:00 p.m., local time, on the Closing Date (the “Closing Time”) at the Buyer’s principal place of business, or at such other place and time as Buyer and Seller may agree.

6.2 Seller’s Delivery Obligations.  At the closing, Seller will deliver (or cause to be delivered) to Buyer the following:

6.2.1 Bill of Sale and Assignment and Assumption Agreements (the “Bill of Sale”) duly executed by Seller;

6.2.2 All Books and Records listed on Schedule 6.2.3, delivery of which will be deemed made to the extent such Books and Records are then located at any of the offices of the Buyer, with all remaining Books and Records to be delivered at a mutually convenient date thereafter, but no later than ninety (90) days after the Closing Date;

6.2.3 Duly executed assignments of all Contracts, each in a form reasonably satisfactory to the Buyer;

6.2.4 All Assignments of Intellectual Property duly executed by Buyer (including any URL assignment documents reasonable requested by Buyer, specifically relating to the URL “accesswire.com”);

6.2.5 A validly executed original (or a copy or electronic transmission of an original) of each of the Required Consents;

6.2.6 A validly executed original (or a copy or electronic transmission of an original) of any documents reasonably requested by Buyer to release any Encumbrances relating to the Assets set forth on Schedule 4.4;

6.2.7 A certificate of the Secretary of Seller certifying and attaching all requisite resolutions or actions of Seller’s board of directors and stockholders approving the execution and delivery of this Agreement and the consummation of the transactions and certifying to the incumbency and signatures of the officers of Seller executing this Agreement and any other document relating to the transactions contemplated by this Agreement;

6.2.8 A purchase price allocation (the “Allocation”) duly executed by Seller; and

6.2.9 Such other documents as Buyer may reasonably request in connection with the transactions contemplated by this Agreement.

6.3 Buyer’s Delivery Obligations.  At the Closing Time, Buyer will deliver (or cause to be delivered) to Seller or Stockholder, as the case may be, the following:

6.3.1 The Cash Payment and Stock Payment required to be paid on the Closing Date;

6.3.2 The Bill of Sale duly executed by Buyer;

6.3.3 The Assignment and Assumption Agreement duly executed by Buyer;

6.3.4 All Assignments of Intellectual Property duly executed by Buyer;

6.3.5 A certificate of the Secretary of Buyer certifying and attaching all requisite resolutions or actions of Buyer’s board of directors approving the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement and certifying to the incumbency and signatures of the officers of Buyer executing this Agreement and any other document relating to such transactions;

6.3.6 The Allocation duly executed by Buyer;

6.3.7 A transition agreement, in the form reasonably satisfactory to Buyer and Stockholder (the “Transition Agreement”), duly executed by Buyer; and

6.3.8 Such other documents as Seller may reasonably request in connection with the transactions contemplated by this Agreement (including any necessary documents or filings relating to the Transfer Taxes).

6.4 Buyer’s Delivery Obligations.  At the Closing Time, Stockholder will deliver to Buyer the following:

6.4.1 The Transition Agreement duly executed by Stockholder.

7.	Covenants.

7.1 Confidentiality.

7.1.1 Neither Buyer nor Seller will, nor will it permit any of its Affiliates to, issue any press release or make any other public announcement concerning this Agreement or the transactions contemplated hereby, without the prior written consent of the other party, except as required by applicable Legal Requirements.  Each party will hold, and will cause its employees, consultants, advisors and agents to hold, the terms of this Agreement in confidence; provided that (i) such party may use and disclose such information once it has become publicly disclosed (other than by such party in breach of its obligations under this Section) or which rightfully has come into the possession of such party (other than from the other party) and (ii) to the extent that such party may be compelled by Legal Requirements to disclose any of such information, the party proposing to disclose such information will first notify and consult with the other party concerning the proposed disclosure, to the extent reasonably feasible.  Each party also may disclose such information to employees, consultants, advisors, agents and actual or potential lenders whose knowledge is necessary to facilitate the consummation of the transactions contemplated by this Agreement.  The obligation by either party to hold information in confidence pursuant to this Section 7.1.1 will be satisfied if such party exercises the same care with respect to such information as it would exercise to preserve the confidentiality of its own similar information.

7.1.2 Without limiting the generality of anything contained in Section 7.1.1, at all times on and after the Closing Date, the Seller shall keep strictly confidential, and the Seller shall not use or disclose to any other Person, any non-public document or other information that relates directly or indirectly to any of the Assets or the Business, or any other assets or businesses of Buyer or of any Affiliate of Buyer, and Buyer shall keep strictly confidential and shall not use or disclose to any to her Person any non-public document or other information that relates directly or indirectly to the Seller or any assets or business of Seller are not the Business (including but not limited to the Excluded Assets).  In view of the nature of the Assets being purchased by Buyer pursuant to this Agreement, and in view of the nature of the other businesses of the Seller that do not comprise the Business, the parties understand and agree that the other party could not be reasonably or adequately compensated in damages in an action at law for the that party’s breach of its respective obligations (whether individually or together) under this Section 7.1.2.  Accordingly, the Seller and Buyer specifically agree that the other party shall be entitled to temporary and permanent injunctive relief, specific performance, and other equitable relief to enforce the provisions of this Section 7.1.2 and that such relief may be granted without the necessity of proving actual damages, and without bond.

7.2 Transfer Taxes.

7.2.1 Buyer will be liable for and will pay, or will cause to be paid, all transfer, value added, ad-valorem, excise (including but not limited to any Taxes payable under the Excise Tax Act (Canada)), sales, use, consumption, goods or services, harmonized sales, retail sales, social services or other similar Taxes or duties (collectively, “Transfer Taxes”) payable under any Legal Requirement  on or with respect to the sale and purchase of the Assets under this Agreement.  Buyer will prepare and file any affidavits, returns or elections in connection with the foregoing at its sole cost and expense.  To the extent that any Transfer Taxes are required to be paid by or are imposed on Seller, the Buyer will reimburse, or will cause to be reimbursed, to the Seller such Transfer Taxes within five Business Days of payment of such Transfer Taxes by Seller. All amounts payable by Buyer to Seller hereunder do not include Transfer Taxes.

7.2.2 Buyer has received advice such that Buyer reasonably believes there are no Transfer Taxes applicable to the sale by Seller and the purchase by Buyer of the Assets, and, accordingly, the Seller will not collect any amount in respect of Transfer Taxes at the Closing Time. Immediately following the Closing Date and as soon as is practical, Buyer shall cause the transfer all of the Assets from Canada to its principal offices in North Carolina and Seller and Stockholder shall assist the Buyer as reasonably requested with such transfer. Nothing in this Section 7.2.2 will be interpreted as limiting or reducing Buyer’s obligations under Section 7.2.1.

7.3 Cooperation.   Seller and Buyer agree and acknowledge that between the execution date of this Agreement and the Closing Date each party will cooperate with and assist the other party in the following: (i) obtaining any required assignments of Contracts contemplated by Section 6.2.4 above and (ii) separating and migrating the necessary components relating to the Assets from the server maintained by the Seller to a server owned and operated by the Buyer.  Buyer acknowledges that certain components relating to the Assets located on the server maintained by the Seller are used both in the Business and in the other business activities of Seller (the “Shared Components”).  Accordingly, Buyer and Seller will cooperate to ensure that any components which are Shared Components will be both retained by Seller for its ongoing use, and separated and migrated to a server owned and operate by Buyer. Buyer and Seller will exclusively own and have all right, title and interest in any changes, improvements or other modifications made by Buyer or Seller, respectively, after the Closing Date to the Shared Components.

7.4 Business Conduct.  Buyer covenants and warrants to Seller that Buyer has, and following the Closing Date intends to devote, sufficient resources (financial and non-financial) to the Business and the Assets as is reasonably required to achieve financial and operating results following the Closing Date that are equal or greater to the financial and operating results of the Business and the Assets prior to the Closing Date.

8.	Survival of Representations and Warranties; Indemnification.

8.1 Survival of Representations and Warranties.  The representations and warranties of each of the parties in this Agreement and in the other Transaction Documents will survive the Closing Date until the second anniversary of the Closing Date (the “Survival Period”).  The liabilities of each of the parties under their respective representations and warranties will expire as of the expiration of the applicable Survival Period; provided, however, that such expiration will not include, extend or apply to any representation or warranty, the breach of which has been asserted by a party in a Claim Notice (as defined below) delivered to the breaching party before such expiration.  For the avoidance of doubt, it is the intention of the parties that the Survival Period supersedes any applicable statute of limitations that would otherwise apply to a representation or warranty of a party. The covenants and agreements of the parties in this Agreement and the Transaction Documents (but excluding the Transition Agreement) will survive the Closing Date and will continue in full force and effect without limitation.

8.2 Indemnification by Seller.  Following the Closing Date, Seller and Stockholder, jointly and severally, will indemnify, defend and hold harmless Buyer and its shareholders and its and their respective Affiliates, and the shareholders, directors, officers, employees, agents, successors and assigns of any of such Persons (each a “Buyer Indemnified Party”), from and against all Losses of or to Buyer or any such other Buyer Indemnified Party, regardless of whether such Losses relate to any Third Party claim, resulting from or arising indirectly or directly out of, (a) during the Survival Period, any breach of any representation or warranty made by Seller in this Agreement or in any other Transaction Document to which Seller is a party (which, for clarity, excludes the Transition Agreement), (b) any breach of any covenant, agreement or obligation of Seller contained in this Agreement or in any other Transaction Document to which Seller is a party (which, for clarity, excludes the Transition Agreement), and (c) during the Survival Period, any liability or obligation of Seller, including Taxes, related to or arising from the pre-Closing Date activities or operations of the Business and that may be imposed on a Buyer Indemnified Party.

8.3 Indemnification by Buyer.  Following the Closing Date, Buyer will indemnify, defend and hold harmless Seller and its shareholders and its and their respective Affiliates and the shareholders, directors, officers, employees, agents, successors and assigns of any of such Persons (each a “Seller Indemnified Party” and together with all Buyer Indemnified Parties, each an “Indemnified Party”), from and against all Losses of or to Seller or any such other Seller Indemnified Party resulting from or arising indirectly or directly out of (a) during the Survival Period, any breach of any representation or warranty made by Buyer in this Agreement or any other Transaction Document to which Buyer is a party (but excluding the Transition Agreement), and (b) any breach of any covenant, agreement or obligation of Buyer contained in this Agreement or any other Transaction Document to which Buyer is a party including (but excluding the Transition Agreement), but not limited to, (i) any claims asserted or Losses incurred by Seller directly or indirectly as a result of Seller not collecting or remitting any Transfer Taxes in respect of the Sale of the Assets or (ii) the failure of Buyer to meet its obligations under the Assumed Obligations and Liabilities.

8.4 Indemnification Claims.

(a) For purposes of this Agreement, a “Claim Notice” relating to a particular Action (as defined below) or representation, warranty, covenant or other agreement shall be deemed to have been given if any Indemnified Party, acting in good faith, delivers to Seller or Buyer, as applicable (the “Indemnifier”), a written notice stating that such Indemnified Party reasonably believes that there is or has been a possible Action or breach of such representation, warranty, covenant or other agreement and containing (i) a brief description of the circumstances supporting such Indemnified Party’s belief that there is or has been such a possible Action or breach, and (ii) a non-binding, preliminary estimate of the aggregate dollar amount of the actual and potential Losses that may be a direct or indirect result of such possible Action or breach (the “Claimed Amount”).

(b) During the 60-day period commencing upon the delivery to the Indemnifier of a Claim Notice (the “Dispute Period”), the Indemnifier shall deliver to the Indemnified Party who delivered the Claim Notice a written response (the “Response Notice”) in which Indemnifier (i) agrees that the Indemnifier owes the full Claimed Amount to the Indemnified Party; (ii) agrees that the Indemnifier owes part (but not all) of the Claimed Amount (the “Agreed Amount”) to the Indemnified Party; or (iii) asserts that the Indemnifier owes no part of the Claimed Amount to the Indemnified Party.  Any part of the Claimed Amount that the Indemnifier does not agree the Indemnifier owes to the Indemnified Party pursuant to the Response Notice shall be referred to as the “Contested Amount.”  If a Response Notice is not received by the Indemnified Party prior to the expiration of the Dispute Period, then the Indemnifier shall be conclusively deemed to have agreed that the Indemnifier owes the full Claimed Amount to the Indemnified Party.

(c) If (i) the Indemnifier delivers a Response Notice agreeing that the Indemnifier owes the full Claimed Amount to the Indemnified Party, or (ii) the Indemnifier does not deliver a Response Notice during the Dispute Period, then the Claimed Amount shall immediately become due and owing from the Indemnifier to the Indemnified Party, and shall be promptly paid by the Indemnifier to the Indemnified Party in immediately available funds.

(d) If the Indemnified Party delivers a Response Notice agreeing that the Indemnifier owes less than the full Claimed Amount to the Indemnified Party, then the Agreed Amount shall immediately become due and owing from the Indemnifier to the Indemnified Party, and shall be promptly paid by the Indemnifier to the Indemnified Party in immediately available funds.

(e) If the Indemnifier delivers a Response Notice indicating that there is a Contested Amount, the Indemnifier and the Indemnified Party shall attempt in good faith to resolve the dispute related to the Contested Amount.  If the Indemnifier and the Indemnified Party resolve such dispute as to all or a portion of the Contested Amount, then the Indemnifier and the Indemnified Party shall execute a written settlement agreement, and an amount equal to the amount specified in such settlement agreement shall immediately become due and owing from the Indemnifier to the Indemnified Party, and shall be promptly paid by the Indemnifier to the Indemnified Party in immediately available funds.

(f) If the Indemnifier and the Indemnified Party are unable to resolve any part of the dispute relating to any Contested Amount during the 30-day period commencing upon the delivery of the Response Notice (the “Initial Resolution Period”), then with respect to the remaining Contested Amount, either the Indemnified Party or the Indemnifier may submit the unresolved portion of the claim described in the Claim Notice to binding arbitration in accordance with the Commercial Arbitration Rules then in effect of the American Arbitration Association (“AAA”).  The arbitration hearing will be administered by an arbitration service mutually agreed upon by the Indemnifier and the Indemnified Party.  The arbitration hearing will be held in Morrisville, North Carolina.  Arbitration will be conducted by one arbitrator, mutually selected by the Indemnifier and the Indemnified Party; provided, however, that if the Indemnifier and the Indemnified Party fail to mutually select an arbitrator within 5 business days following the expiration of the Initial Resolution Period, then arbitration will be conducted by three arbitrators:  one selected by the Indemnifier; one selected by the Indemnified Party; and the third selected by the first 2 arbitrators.  If either the Indemnifier or the Indemnified Party fails to select an arbitrator within 10 Business Days following the expiration of the Initial Resolution Period, then the other shall be entitled to select the second arbitrator.  The Indemnifier and the Indemnified Party agree to use commercially reasonable efforts to cause the arbitration hearing to be conducted within 75 days after the appointment of the mutually-selected arbitrator or the last of the three arbitrators, as the case may be.  The arbitrator(s) shall issue a final decision within 15 days after the conclusion of the arbitration hearing.  The parties shall be entitled to only limited discovery, at the discretion of the arbitrator(s), and agree that no discovery request shall be served later than 30 days prior to the commencement of the arbitration hearing and all discovery shall be completed at least 10 days prior to the commencement of the arbitration hearing. The final decision of the arbitrator(s) shall relate solely:  (i) to whether the Indemnified Party is entitled to recover the Contested Amount (or a portion thereof), and the portion of such Contested Amount the Indemnified Party is entitled to recover; and (ii) to the determination of the non-prevailing party as provided below.  The arbitrator(s) shall furnish the final decision to the Indemnifier and the Indemnified Party in writing and the final decision shall constitute a conclusive determination of the issue(s) in question, binding upon the Indemnifier and the Indemnified Party and shall not be contested by either of them.  In the final decision, the arbitrator(s) shall determine whether the Indemnified Party or the Indemnifier is the non-prevailing party in the arbitration.  The non-prevailing party shall pay the reasonable expenses (including attorneys’ fees) of the prevailing party, and the fees and expenses associated with the arbitration (including the arbitrators’ fees and expenses).  The final decision shall specify the amount of the expenses and fees to be paid by the non-prevailing party.

8.5 Third Party Claims.  Promptly after the receipt by any Indemnified Party of notice of any claim, action, suit or proceeding by any Person who is not a party to this Agreement (collectively, an “Action”), which Action is subject to indemnification under this Agreement, such Indemnified Party will give a Claim Notice to the Indemnifier.  The Indemnified Party will be entitled, at the sole expense and liability of the Indemnifier, to exercise full control of the defense, compromise or settlement of any such Action unless the Indemnifier, within a reasonable time after the giving of such notice by the Indemnified Party, (a) acknowledges to the Indemnified Party that, as and between the Indemnifier and the Indemnified Party, it is liable to pay for all Losses arising from or relating to the Action, subject to and under the terms of this Section 8, (b) notifies the Indemnified Party in writing of the Indemnifier’s intention to assume such defense, (c) provides evidence reasonably satisfactory to the Indemnified Party of the Indemnifier’s ability to pay the amount, if any, for which the Indemnified Party may be liable as a result of such Action, and (d) retains legal counsel reasonably satisfactory to the Indemnified Party to conduct the defense of such Action.  The other party will cooperate with the party assuming the defense, compromise or settlement of any such Action in accordance with this Agreement in any manner that such party reasonably may request.  If the Indemnifier so assumes the defense of any such Action, the Indemnified Party will have the right to employ separate counsel and to participate in (but not control) the defense, compromise or settlement of the Action, but the fees and expenses of such counsel will be at the expense of the Indemnified Party.  No Indemnified Party will settle or compromise any such Action for which it is entitled to indemnification under this Agreement without the prior written consent of the Indemnifier, unless the Indemnifier has failed, after reasonable notice, to undertake control of such Action in the manner provided in this Section 8.5.  No Indemnifier will settle or compromise any such Action (x) in which any relief other than the payment of money damages is sought against any Indemnified Party or (y) in the case of any Action relating to any Indemnified Party’s liability for any Tax, if the effect of such settlement would be an increase in the liability of such Indemnified Party for the payment of any Tax for any period beginning after the Closing Date, unless the Indemnified Party consents in writing to such compromise or settlement.

8.6 Exclusivity Of Indemnification Remedies.  Except where a party may be entitled to injunctive relief or other equitable remedies, after the Closing Date, the indemnification provided in this Section 8 will constitute the exclusive remedy of the parties and each of their respective directors, officers, employees, Affiliates, agents and assigns from and against any and all Losses asserted against, resulting to, imposed upon or incurred or suffered by, any of them, directly or indirectly, as a result of, based upon or arising from the breach of any provision of this Agreement, including but not limited to the matters set forth in Section 8.2 and Section 8.3. Accordingly, the parties waive, from and after the Closing Date, any and all rights, remedies and claims (other than injunctive relief or other equitable remedies) that one party may have against another party, whether at law or under statute (including but not limited to claims for breach of contract, breach of representation and warranty, negligent representation and all claims for breach of duty), or otherwise, directly or indirectly, relating to the provisions of this Agreement or the transactions contemplated by this Agreement.  This Section 8.6 will remain in full force and effect in all circumstances and will not be terminated by any breach (fundamental, negligent or otherwise) by any party of its representations, warranties, covenants or other obligations under this Agreement or by the termination or rescission of this Agreement by any party.

8.7 Limits on Indemnification.  Notwithstanding anything to the contrary set forth in this Agreement, an Indemnified Party will not be entitled to indemnification pursuant to this Section 8 for any amount of Losses that are in excess of the aggregate amount of the Cash Payment and the underlying value, as of the Closing Time, of the Stock Payment.

9.	Miscellaneous.

9.1 Parties Obligated and Benefited.  Subject to the limitations set forth below, this Agreement will be binding upon the parties and their respective permitted assigns and successors in interest and will inure solely to the benefit of the parties (except as specifically provided in this Agreement) and their respective permitted assigns and successors in interest, and no other Person will be entitled to any of the benefits conferred by this Agreement.

9.2 Notices.  Any notice, request, demand, waiver or other communication required or permitted to be given under this Agreement will be in writing and will be deemed to have been duly given only if delivered in person or by first class, prepaid, certified mail, or sent by overnight courier or, if receipt is confirmed, by telecopier: To

Seller at:	Baystreet.ca Media Corp.
Attention: Aaron Bodnar
Telephone: (250) 661-3391
Facsimile: (801) 601-3858

Copy to:	Sarah J. Cunningham, Esq.
Reed Pope Law Corporation
202-1007 Fort Street
Victoria, British Columbia
Canada, V8V 3K5
Telephone: (250) 383-3838
Facsimile: (250) 385-4324

To Buyer At:	Issuer Direct Corporation
500 Perimeter Park Drive
Suite D
Morrisville, North Carolina 27560
Attention: Brian R. Balbirnie
Telephone: (919) 481-4000
Facsimile: (202) 521-3505

Copy to:	Jeffrey M. Quick, Esq.
Quick Law Group PC
1035 Pearl Street, Suite 403
Boulder, Colorado 80302
Telephone: (720) 259-3393
Facsimile: (303) 845-7315

Any party may change the address to which notices are required to be sent by giving notice of such change in the manner provided in this Section 9.2.  All notices will be deemed to have been received on the date of actual receipt (or if refused, on the date of refusal as shown on the return receipt or deliverer’s tracking report).

9.3 Waiver.  This Agreement or any of its provisions may not be waived except in writing.  The failure of any party to enforce any right arising under this Agreement on one or more occasions will not operate as a waiver of that or any other right on that or any other occasion.

9.4 Choice of Law.

(a) This Agreement and the rights of the parties under it will be governed by and construed in all respects in accordance with the laws of the State of North Carolina without regard to the conflicts of law rules of the State of North Carolina.

(b) Any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement shall be brought or otherwise commenced in any state or federal court located in the County of Wake, North Carolina.  Each party to this Agreement:

(i) expressly and irrevocably consents and submits to the jurisdiction of each state and federal court located in County of Wake, North Carolina (and each appellate court located in County of Wake, North Carolina) in connection with any such legal proceeding;

(ii) agrees that each state and federal court located in the County of Wake, North Carolina shall be deemed to be a convenient forum; and

(iii) agrees not to assert (by way of motion, as a defense or otherwise), in any such legal proceeding commenced in any state or federal court located in County of Wake, North Carolina, any claim that such party is not subject personally to the jurisdiction of such court, that such legal proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

9.5 Further Actions.  Seller and Buyer will execute and deliver to the other, from time to time at or after the Closing Date, for no additional consideration and at no additional cost to the requesting party, such further assignments, certificates, instruments, records, or other documents, assurances or things as may be reasonably necessary to give full effect to this Agreement and to allow each party fully to enjoy and exercise the rights accorded and acquired by it under this Agreement.

9.6 Counterparts/Facsimile.  This Agreement may be executed in counterparts, each of which will be deemed an original.  This Agreement will become binding when one or more counterparts, individually or taken together, bear the signatures of all parties to this Agreement.  Delivery of an executed signature page of this Agreement by facsimile or other form of transmission capable of producing a physical copy will constitute effective and binding execution and delivery of this Agreement.

9.7 Entire Agreement.  This Agreement (including the Schedules and Exhibits referred to in this Agreement, which are incorporated in and constitute a part of this Agreement) and the Transaction Documents contain the entire agreement of the parties and supersede all prior oral or written agreements and understandings with respect to their subject matter.  This Agreement may not be amended or modified except by a writing signed by the parties.

9.8 Severability.  Any term or provision of this Agreement which is invalid or unenforceable will be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining rights of the Person intended to be benefited by such provision or any other provisions of this Agreement.

9.9 Construction.  This Agreement has been negotiated by Buyer and Seller and their respective legal counsel, and legal or equitable principles that might require the construction of this Agreement or any provision of this Agreement against the party drafting this Agreement will not apply in any construction or interpretation of this Agreement.

9.10 Expenses.  Except as otherwise expressly provided in this Agreement, each party will pay all of its expenses, including attorneys’ and accountants’ fees, in connection with the negotiation of this Agreement, the performance of its obligations and the consummation of the transactions contemplated by this Agreement.

9.11 Currency.  All references to currency herein, including $ and “dollars”, are to lawful money of the United States of America.

9.12 Headings.  The underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

9.13 Tax Disclosure.  Notwithstanding any other provision of this Agreement, and in accordance with Treasury Regulation Section 1.6011-4(b)(3)(iii), each party to this Agreement (and each employee, representative, and other agent of each party) may disclose to any and all persons, without limitations of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to such party relating to such tax treatment and tax structure; provided, however, that, pursuant to Treasury Regulation Section 1.6011-4(b)(3)(ii), such disclosure may be prohibited as necessary to reasonably comply with applicable securities laws.

[Signature page follows]

The parties have executed this Agreement as of the day and year first above written.

SELLER:

BAYSTREET.CA MEDIA CORP.,
a British Columbia company

By:	/s/ Aaron Bodnar
Aaron Bodnar
President

STOCKHOLDER

By:	/s/ Aaron Bodnar
Aaron Bodnar, as an individual

BUYER:

ISSUER DIRECT CORPORATION,
a Delaware corporation

By:	/s/ Brian R. Balbirnie
Brian R. Balbirnie
Chief Executive Officer

Schedules to Asset Purchase Agreement

Between

Baystreet.ca Media Inc.,

Issuer Direct Corporation,

and

Aaron Bodnar

Dated effective as of

October 2, 2014

Schedule 1.2

Assets

This schedule has been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of this schedule will be furnished supplementally to the Securities and Exchange Commission upon request.

Schedule 1.7

Contracts

This schedule has been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of this schedule will be furnished supplementally to the Securities and Exchange Commission upon request.

DISCLOSURE SCHEDULE
TO THE
ASSET PURCHASE AGREEMENT

Dated as of
October 2, 2014

Among

Baystreet.ca Media Corp.
(“Seller”)

And

Issuer Direct Corporation
(“Buyer)

And

Aaron Bodnar
(“Stockholder”)

The disclosure schedules has been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of this schedule will be furnished supplementally to the Securities and Exchange Commission upon request.